January 7, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C., 20549
Re:	Letter dated December 22, 2010 concerning MGIC Investment Corporation’s
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed March 26, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 001-10816
Dear Mr. Rosenberg:
We respectfully submit the following in response to the Staff’s December 22, 2010 letter commenting on our Annual Report on Form 10-K for the year December 31, 2009 (“2009 10-K”), Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (“2010 10-Q”), and Definitive Proxy Statement on schedule 14A filed March 26, 2010 (“Definitive Proxy”). For ease in reference, we have reproduced the text of the comments in bold-faced type below, followed by our responses. Terms used but not defined therein have the meanings set forth in the 2009 10-K. Underlined and struck-through text reflects revisions to the disclosure as filed. Where revised disclosure is provided below, we intend to include such revised disclosure in our next Form 10-K, Form 10-Q and Definitive Proxy Statement, as applicable, beginning no later than with our Form 10-K for the year ended December 31, 2010.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis Overview
Loan Modification and Other Similar Programs, Page 56
1.	You disclose for the year ended December 31, 2009, you were notified of modifications involving loans with risk in force of approximately $931 million. Please revise your disclosure to quantify the risk in force related to loan modifications that consisted of actions that resulted in reduced mortgage payments from interest rate and/or amortization period adjustments and separately, disclose the amount related to loan modifications that resulted in loan principal reductions.

January 7, 2011
Response:
Loan modifications are performed by the servicers. We receive limited information from the servicers regarding these modifications. Based on the information that is provided to us, most of the modifications that were reported to us resulted in reduced payments from interest rate and/or amortization period adjustments. Less than 5% resulted in principal forgiveness.
Disclosure:
Beginning in the fourth quarter of 2008, the federal government, including through the FDIC and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. For the year ended December 31, 2009, we were notified of modifications involving loans with risk in force of approximately $931 million. Based on the information that is provided to us, most of the modifications resulted in reduced payments from interest rate and/or amortization period adjustments. Less than 5% resulted in principal forgiveness.
Results of Consolidated Operations
Losses
Losses Incurred, page 69
2.	You disclose on page 70 that subject to rescissions caps in certain of your Wall Street bulk transactions, all of your insurance policies allow you to rescind coverage under certain circumstances. Please address the following:
•	Disclose, if true, it is your legal right to unilaterally rescind coverage on your mortgage insurance policies as if such coverage never existed, and disclose the conditions that must be met in order for this right to be exercised.

•	Disclose how, as an operational matter, the rescission works. For example, after you have determined the loan origination documents and information you received and relied upon included material misrepresentations or fraud, do you immediately send a letter to the lender notifying them of the rescission and refund premium related to that policy?

•	You disclose on page 71 that if the insured disputes your right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by legal proceedings, and objections to rescission may be made several years after you have rescinded an insurance policy. Please disclose whether the insured has a

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contractual right to appeal the rescission and/or additional rights beyond an appeals process, and if so, please disclose the timing of the appeals process, the process and timing of reinstating rescinded policies, and at what point you deem a rescission is resolved.

•	You disclose on page 71 that the liability associated with your estimate of premiums to be refunded on expected future rescissions is accrued for separately. Please disclose whether there are situations that result in premium refund other than when a policy is rescinded, and disclose the rights that the policyholder or beneficiary has to be a premium refund in those situations. For example, would there be a right to a premium refund on a loan that does not meet underwriting criteria, but nevertheless, is not in default or never defaults? Please disclose in the Notes to your financial statements how you are accounting for such refunds, and tell us the applicable accounting literature upon which you relied.

•	You disclose on pages 20 and 21 that the recent increase in your paid claims has not been accompanied by a similar increase in recoveries on deficiency judgments. Please revise your disclosure to state whether you have sought or are planning to seek recoveries from the beneficiaries of your mortgage insurance policies, for previously paid claims. If so, please disclose in the Notes to your financial statements how you are accounting for such recoveries, and tell us the applicable accounting literature upon which you relied.
Response:
Based upon the comments above we have expanded our disclosure under Claims and Loss Mitigation, in Part 1, Item 1, of our Form 10-K (page 18 and 20). The relevant 10-K language is reproduced below and the new proposed language is underlined.

Regarding your question on premium refunds, lenders may cancel insurance written on a flow basis at any time at their option or because of mortgage repayment. Generally, a borrower meeting certain conditions may require the mortgage servicer to cancel insurance upon the borrower’s request when the principal balance of the loan is 80% or less of the home’s current value. (These specific rights are disclosed under Primary Insurance on page 6 of our Form 10-K.) The vast majority of our policies are monthly premiums (87% of our primary policies in force), thus any premium refunded for a lender or borrower initiated cancellation would represent only a month or two of premium and would be insignificant. In addition, from time to time, we review a relatively small sample of our insured loans against our policy’s requirements. We may rescind coverage at this time if a loan does not meet those requirements. These represent only a small percentage of our policy rescissions, and any premium would be insignificant.

When a loan is in default, most servicers continue to pay monthly premiums. If a default eventually results in a claim payment, we make a partial refund of premiums

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for the premium collected from time of default to time of the claim payment. This premium is returned to the servicer along with the claim payment. This results in a reduction to premiums written and earned. During the year we have experienced a continued increase in premiums returned and in finalizing our December 31, 2010 financial statements, we are analyzing the premium refunded related to claim payments and may make additional disclosures related to these partial premium refunds in our 2010 10-K.

At this time, we have no specific plans to seek recoveries from the beneficiaries of our mortgage insurance policies for previously paid claims. Therefore, we have no anticipated recoveries accrued for on our financial statements and do not plan to change our disclosures.
Disclosure:
Claims

Claims result from defaults which are not cured. Whether a claim results from an uncured default depends, in large part, on the borrower’s equity in the home at the time of default, the borrower’s or the lender’s ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage and the willingness and ability of the borrower and lender to enter into a loan modification that provides for a cure of the default. Various factors affect the frequency and amount of claims, including local housing prices and employment levels, and interest rates. If a default goes to a claim, any premium collected from time of default to time of the claim payment is returned to the servicer along with the claim payment. This results in a reduction to premiums written and earned.

Loss Mitigation

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Because we review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur most often after we have received a claim.

Most of our rescissions involve material misrepresentations made, or fraud committed, in connection with the origination of a loan regarding information we received and relied upon when the loan was insured. In general, our insurance policies allow us to rescind coverage if a material misrepresentation is made and if the lender or related parties such as the originator and the mortgage loan broker were aware of such misrepresentation. Ultimately, our ability to rescind coverage for material misrepresentations requires a thorough investigation of the facts surrounding the origination of the insured mortgage loan and the discovery of sufficient evidence regarding a misrepresentation and the materiality of the misrepresentation. These types of investigations are very fact-intensive, can be more difficult in reduced documentation and no documentation loan scenarios and often depend on factors

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outside our control, including whether the borrower cooperates with our investigation. If an investigation uncovers evidence regarding a misrepresentation that leads us to decide we are entitled to rescind coverage, we send a findings letter to the lender informing them of the investigation’s findings and we generally allow them a period to rebut our findings. If a satisfactory rebuttal to our investigation findings is not provided, we rescind coverage and the claim is removed from our default inventory. At this point in the process we consider the rescission to be resolved. While it is not unusual for lenders to first respond to a findings letter after we have already rescinded coverage, and in certain cases lenders who previously responded to findings letters bring new facts to our attention after we have rescinded, the number of rescission reversals due to such circumstances has been immaterial.

When we rescind coverage, we return all premiums previously paid to us under the policy and are relieved of our obligation to pay a claim under the policy, although if the insured disputes our right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by arbitration or judicial proceedings. ~~Objections to rescission may be made several years after we have rescinded an insurance policy.~~ Actions disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. We consider a rescission resolved even though dispute resolution proceedings are ongoing.
Default inventory by state, page 77
Default inventory, page 77
Flow default inventory by policy year, page 77
3.	Please revise your tabular disclosure of primary default inventory by state, by flow and bulk, and by policy year to also disclose the related loss reserves that you have recorded for each respective line item (i.e., reserves allocated by state, to flow and bulk policies, and by policy year).
Response:
We have provided the tabular disclosure of primary default inventory by state, by flow and bulk, and by policy year as informative data points for investors. We have not provided the related loss reserves because we do not establish loss reserves separately for those categories. Please see Item 4 below regarding the disclosure of our reserving methodology.

Our loss reserve estimates are based on historical experience. Our disclosures provide the historical average claim paid for the top 5 states (based on dollars paid), as well as the average loan size for those states in our insurance in force. We also provide

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historical total claims paid for the top 15 states. In additional quarterly filings, we provide the historical average claim paid for both bulk and flow policies and historical total claims paid for bulk and flow policies and additional flow paid history by policy year.
Critical Accounting Policies
Loss Reserves, page 93
4.	Please disclose the model and methodology that you utilize in estimating your loss reserves. For example, do you utilize a roll rate model?
Response:
Based upon the comments above we have expanded our disclosure under Critical Accounting Policies, Loss Reserves. The relevant language is reproduced below and the new proposed language is underlined.
Disclosure:
The estimated claims rates and claims amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. Our methodology to determine the estimate of claims rates and claims amounts are based on our review of recent trends in the default inventory. To establish reserves we utilize a reserving model that continually incorporates historical data on the rate at which defaults resulted in a claim, or the claim rate. This historical data includes the effects of rescissions, which are included as cures within the model. The model also incorporates an estimate for the amount of the claim we will pay, or severity. The severity is estimated using the historical percentage of our claim paid compared to our loan exposure, as well as the risk in force of the loans currently in default. We review recent trends in ~~the rate at which defaults resulted in a claim, or~~ the claim rate, ~~the amount of the claim, or~~ severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.
5.	You disclose on page 95 that based upon the increase in rescission activity during 2008 and 2009 the effects rescissions have on your losses incurred have become material. Please revise your disclosure to address the following:
•	Tell us why it is appropriate under GAAP to reduce your loss reserves by estimating rescissions. Please reference the authoritative accounting guidance upon which you relied. In addition, revise your

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disclosure to describe the methods you used to determine your estimate of rescissions.

•	Disclose whether your reserve estimate includes an assumption for reinstatement of previously rescinded policies, and if not, your basis for not including such an assumption. If included, please quantify the amount for the periods presented.

•	Finally, address how you considered your ongoing litigation and arbitration proceedings with Countrywide in developing your loss reserve estimated.
Response:
We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. The estimated claims rates and claims amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. If a policy is rescinded we do not expect that it will result in a claim payment and thus the rescission generally reduces the historical claim rate used in establishing reserves. Even though the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excludes mortgage insurers from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent with industry standards for mortgage insurers we do not establish loss reserves for future claims on insured loans which are not currently in default.

Our loss reserving methodology incorporates the effect that rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities.

Our loss reserves do not include a specific estimate for reinstatement of previously rescinded policies. We do not include an estimate because as stated in our critical accounting policies, we only reserve for items that are in our default inventory or items in default that are not yet reported to us. However, the historical claim rate utilized in estimating reserves would include reinstatements of previously rescinded policies. These reinstatements have generally occurred when lenders have provided new evidence after a rescission has become effective. These have not been significant given our processes described in Item 2 above. Items are generally not removed from our default inventory until after a findings letter is sent and a satisfactory rebuttal has not been submitted.

We rescind policies in cases where we believe our policy allows us to do so. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse development from ongoing dispute resolution proceedings, including those with Countrywide.

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Disclosure:
Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. Even though the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excludes mortgage insurance from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent ~~In accordance~~ with industry standards ~~GAAP~~ for ~~the~~ mortgage ~~insurance industry~~ insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default.

We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.

The estimated claims rates and claims amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. If a policy is rescinded we do not expect that it will result in a claim payment and thus the rescission generally reduces the historical claim rate used in establishing reserves. The estimate of claims rates and claims amounts are based on our review of recent trends in the default inventory. We review recent trends in the rate at which defaults resulted in a claim, or the claim rate, the amount of the claim, or severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

We rescind in cases where we believe our policy allows us to do so. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse development from ongoing dispute resolution proceedings, including those with Countrywide.
Notes to Consolidated Financial Statements
Note 2. Basis of presentation and summary of significant accounting policies
Premium Deficiency Reserves, page 116
6.	Your policy for premium deficiency reserves states that products are grouped for premium deficiency purposes based on similarities in the way the products are acquired services and measured for profitability. You also state that the reason you began separately measuring the performance of the Wall Street Bulk transactions, and then performing a separate premium

January 7, 2011
deficiency reserve, was their poor performance. It appears that your insurance products for A-minus loans, subprime credit loans and reduced documentation loans also have differing performance characteristics in comparison to our prime loan based on the default rate data on page 142. Please tell us what consideration was given to separately analyzing these products for a premium deficiency reserve.
Response:
Our premium deficiency reserve groupings are based upon the guidance in FAS 60 (ASC 944) that requires groupings consistent with how policies are acquired, serviced and measured for profitability. Mortgage insurers are not excluded from this specific guidance. During the fourth quarter of 2007, we determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or through the remainder of our bulk channel. As a result we decided to stop writing this business and began separately measuring the performance of Wall Street bulk transactions. We performed a separate premium deficiency calculation for Wall Street Bulk transactions because of our belief that our process for measuring profitability of the Wall Street Bulk transactions was now different than our actively written book of business. Consequently we now perform separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed. A significant portion of our A-minus, subprime credit and reduced documentation loans are from Wall Street Bulk transactions and are included in our premium deficiency analysis for Wall Street Bulk. Other A-minus, subprime credit and reduced documentation loans, written through our flow channel, are included in the analysis for the remainder of our in force book, because they are acquired, serviced and measured for profitability in a similar manner and we believe the groupings are supposed to remain consistent unless there is a change in one of those attributes.
Note 8. Loss reserves and premium deficiency reserves, page 136
7.	Please revise your loss reserve rollforward on page 138 to separately quantify the losses incurred in the current year and prior years related to rescissions, claim denials, loan modifications, and any other material offsetting factors. Please revise Note 12 of your Form 10-Q for the quarterly period ended September 30, 2010 to include a similar rollforward and narrative disclosure. Additionally, disclose the reduction in loss reserves separately related to rescissions and to loan modifications as of the end of each period presented.
Response:
Included below is the current narrative from our September 30, 2010 10-Q filing followed by the rollforward you requested. Within the rollforward we added

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footnotes to provide the estimated effects rescissions and denials (referred to as “rescissions”) have had on our loss reserves and losses incurred. We are able to estimate these effects by utilizing our recent rescission history to estimate the effect on our historical claim rates at specific period ends. We also are able to identify the mitigation rescissions had on our claims paid. We were not able to provide the effect of rescissions on our losses incurred separated between the effect on notices received in the current year and notices received in prior years, because our reserving methodology does not utilize an explicit rescission rate that could be applied to the different notice groups. The estimated rescission rate is embedded within the claim rates applied to the notices. The claim rates are also affected by other economic conditions that cannot be isolated.
In regards to loan modifications, as discussed in Item 1 above, loan modifications are performed by the servicers and we receive limited information from the servicers regarding these modifications. We disclose the statistics provided to us under the Home Affordable Modification Program (“HAMP”) but include the following statements “We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP.” We do know that a successful loan modification should result in a cure being reported to us. These cures will affect our historical claim rates used in our loss reserving model. However, given the limited information provided to us we are not able to determine the effects of modifications on our loss reserves or incurred losses.
Disclosure:
Our loss reserving methodology incorporates the effect that rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses incurred. Our estimation process does not include a direct correlation between claim rates and severities to projected rescission activity or other economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results, as the change in one condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Based upon the increase in rescission activity during 2008 and 2009, the effects rescissions have on our losses incurred have become material. While we do not incorporate an explicit rescission rate into our reserving methodology, we have estimated the effects rescissions have had on our incurred losses based upon recent rescission history.

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The following table provides a reconciliation of beginning and ending loss reserves for the nine months ended September 30, 2010:

September 30,
2010
(In thousands of dollars)

Reserve at beginning of year	$6,704,990
Less reinsurance recoverable	332,227

Net reserve at beginning of year (1)	6,372,763

Losses incurred:
Losses and LAE incurred in respect of default notices received in:
Current year	1,463,509
Prior years (2)	(304,343)

Subtotal (3)	1,159,166

Losses paid:
Losses and LAE paid in respect of default notices received in:
Current year	11,437
Prior years	1,675,759
Reinsurance terminations (4)	(35,120)

Subtotal	1,652,076

Net reserve at end of period (5)	5,879,853
Plus reinsurance recoverables	299,239

Reserve at end of period	$6,179,092

(1)	At December 31, 2009 the estimated reduction in loss reserves related to rescissions approximated $2.1 billion.

(2)	A negative number for prior year losses incurred indicates a redundancy of prior year loss reserves, and a positive number for prior year losses incurred indicates a deficiency of prior year loss reserves.

(3)	Rescissions mitigated our incurred losses by an estimated $0.5 billion in the first nine months of 2010.

(4)	In a termination, the reinsurance agreement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. The transferred funds result in an increase in our investment portfolio (including cash and cash equivalents) and there is a corresponding decrease in reinsurance recoverable on loss reserves, which is offset by a decrease in net losses paid.

(5)	At September 30, 2010 the estimated reduction in loss reserves related to rescissions approximated $1.9 billion.

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Index to Exhibits
8.	We note that your agreement with Fannie Mae under which MIC was approved as an eligible mortgage insurer was included as an exhibit to your Form 8-K filed October 16, 2009. However, we note that you omitted Exhibit A to that agreement. Please amend your Form 8-K to file a complete copy of the agreement, including all previously omitted exhibits. Also, please confirm that a complete copy of this agreement will be incorporated by reference in the exhibit list to your next annual report on Form 10-K.
Response:
The Fannie Mae Agreement was the result of a process that began with Fannie Mae in April 2009. At that time, the Company requested Fannie Mae to approve a transaction in which $1 billion would be contributed by MGIC to a wholly-owned subsidiary of MGIC; this is the company referred to in the Agreement as MIC. At such time as when MGIC was no longer able to write new business due to exceeding insurance regulatory maximum risk to capital amounts, MIC would write all new business and MGIC would write none. The principal elements of this plan were MIC writing all new business; and MIC being capitalized with $1 billion from MGIC, to be contributed in two $500 million installments, the first of which was to be made by July 31, 2009 and the second in January 2011. The plan assumed MIC would begin writing business on January 1, 2010. Exhibit A, which is dated April 7, 2009, describes this plan as it was submitted to Fannie Mae.
As a result of discussions with Fannie Mae, the MIC transaction was materially modified, as set forth in the Fannie Mae Agreement. Instead of $1 billion being contributed to MIC and MIC writing in all jurisdictions, only $200 million was to be contributed and MIC was eligible to write business acceptable under Fannie Mae’s guidelines only in a maximum of 17 jurisdictions and only in a subset of those 17 in which a waiver of the maximum regulatory risk to capital amount of the type described in the Fannie Mae Agreement could not be secured by MGIC.
Hence, Exhibit A describes a plan which in all respects material to investors had been superseded at the time the Fannie Mae Agreement was entered into. While Exhibit A does contain aspects of the transaction that cover how MIC would operate, such as reinsurance (by another newly-organized subsidiary of the Company) of insurance written by MIC, and MGIC providing through its employees the services that MIC would need to operate its business, these are intra-company operational details that are clearly immaterial to investors. Moreover, no business has been written by MIC and the Company does not currently expect MIC will write any business in 2011. The Fannie Mae Agreement by its terms expires on December 31, 2011.
We are sensitive to cases in which investors cannot understand the terms of an agreement that is filed because material terms are contained in unfiled exhibits or schedules. This is not such a case. None of the Company’s rights or obligations in

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the Fannie Mae Agreement depend on anything in Exhibit A. Indeed, Fannie Mae refused to accept the material terms of the proposal on Exhibit A and those terms were revised to the ones that appear in the Fannie Mae Agreement. Moreover, the Fannie Mae Agreement could have simply referred to the proposal of MGIC “previously provided” to Fannie Mae rather than referencing such proposal in a formal exhibit. The fact that it did not make such a reference should not change the result that in these circumstances, assuming for the sake of argument, the Fannie Mae Agreement may have been at one time (given that there is no expectation to use MIC in 2011, it is not today) a material agreement for purposes of Reg. S-K §601(b)(10)(ii)(B), Exhibit A is not part of such agreement. Finally, had Exhibit A been filed without modification there would be a risk that the Exhibit would have been materially misleading. For these reasons, Exhibit A was not included when the Fannie Mae Agreement was filed with the October 16, 2009 Form 8-K.
Schedule 14A Filed March 26, 2010
Compensation Discussion and Analysis, page 18
9.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
To determine whether disclosure was required by Item 402(s), members of our human resources department familiar with all of our compensation plans and internal counsel familiar with our compensation policies and practices reviewed Item 402(s) and the comments made by the SEC when it adopted this portion of Reg. S-K. In part because we have a single business unit, a small number of compensation plans and straight-forward compensation policies and practices, we initially conducted this evaluation internally. We submitted our evaluation and conclusions to Frederic W. Cook & Co. (FWC), the executive compensation consulting firm retained by the Board’s compensation committee (which is formally called the Management Development, Nominating and Governance Committee), and experienced outside securities counsel before sharing our evaluation and conclusions with the compensation committee.
In addition to the human resources and legal personnel referred to above, the internal team that reviewed our compensation policies and practices included some of our most senior executives, including our chief risk officer. In January 2010, the company concluded the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. In addition, as

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indicated above, outside securities counsel, who acts as special counsel to the Board, was consulted.
Following this review, the requirements of Item 402(s) were summarized for the compensation committee, which also received our conclusion (and underlying analysis) that no disclosure was required. FWC informed the committee that it agreed with this analysis and conclusion. In addition, the Board’s special counsel advised the compensation committee on this topic. As a result of this process, no disclosure responsive to Item 402(s) was included in the CD&A.
As requested in the comment letter, we hereby acknowledges that (i) MGIC Investment Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) MGIC Investment Corporation may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if the Staff would like to discuss any aspect of this letter.

Very truly yours,
\s\ J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer

cc:	Staci Shannon, Securities and Exchange Commission Joel Parker, Securities and Exchange Commission Curt Culver, MGIC Investment Corporation Steven Bateman, PricewaterhouseCoopers